Exhibit 99.2

AURA MINERALS INC.

c/o Aura Technical Services Inc.

3390 Mary St,

Suite 116, Coconut Grove,

Florida, 33133, United States

+1 (305) 239 9332

PROXY STATEMENT

General

The board of directors of Aura Minerals Inc. (the “Company” or “we”) is soliciting proxies for the annual general and special meeting of shareholders (the “AGM”) of the Company to be held virtually via live webcast at https://virtual-meetings.tsxtrust.com/en/1932/, on Tuesday, June 16, 2026, at 10:00 a.m. (ET).

This proxy statement and our annual report on Form 20-F for the fiscal year ended December 31, 2025 can be accessed, free of charge, on the Investor Relations section of the Company’s website https://www.auraminerals.com/en/investors/ com and on the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

On or about May 14, 2026, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website https://www.auraminerals.com/en/investors/ and on the SEC’s website at www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of common shares (the “Common Shares”) of the Company as at the close of business on May 4, 2026 (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the record date for the AGM.

As of the close of business on the Record Date, 83,789,223 Common Shares were issued and outstanding. At least two shareholders entitled to vote on resolutions to be considered at the AGM, present in person or by proxy or, if a corporation or other non-natural person, by their duly authorized representatives, constitute a quorum of the shareholders.

Voting and Solicitation

Each Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. The resolutions to be put to the vote at the AGM, other than the resolution in respect of Proposal 3, will be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM). The resolution in respect of Proposal 3 to be put to the vote at the AGM will be approved by a special resolution (i.e. a two-thirds majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Internet Availability of Proxy Materials

We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder.

On or about May 14, 2026, we first mailed to our shareholders a Notice of Notice and Access containing instructions on how to access our proxy materials. The Notice of Notice and Access of Proxy Materials directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote via the Internet, mobile device or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the AGM, and help conserve natural resources. If you received a Notice of Notice and Access of Proxy Materials and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Notice and Access of Proxy Materials.

Voting by Holders of Common Shares

Common Shares that are properly voted via the Internet, mobile device or for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting via the Internet or by mobile device helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this Proxy Statement, have your Notice of Notice and Access of Proxy Materials or proxy card in hand, and follow the instructions set forth in the Notice of Notice and Access of Proxy Materials or proxy card, as the case may be.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by returning the proxy card) must be received by us no later than 10:00 a.m. (ET) on June 12, 2026, to ensure your representation at our AGM, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by TSX Trust Company (“TSX”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be available to you at www.voteproxy.com by inserting the 12 digit control number on the Notice of Notice and Access of Proxy Materials or proxy card to be provided to you by TSX. You may provide voting instructions by Internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. If you own Common Shares of record and you do not vote by Internet, mobile device, or proxy at the AGM, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions by the Internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your Common Shares in order to vote your Common Shares at the AGM.

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The beneficial owners of the Company’s Brazilian Depositary Receipts (“BDRs”) duly registered in the books of Banco Bradesco S.A. (“Banco Bradesco”) or under custody of any broker house at B3 at the close of trading at B3 on May 4, 2026, will have the right to instruct the depositary institution, Banco Bradesco, with respect to the votes attaching to the Common Shares underlying their BDRs. To exercise such voting rights, a holder of BDRs must deliver a completed instrução de voto signed by, if applicable, a duly qualified representative of the BDR holder, together with a copy of the documents evidencing such capacity (such as a power of attorney, minutes of the meeting, bylaws, etc.), with a notarized signature, accompanied by a copy of the Central Depositary - B3 extract with the position registered on the record date.

Holders of BDRs must deliver their duly executed instrução de voto together with necessary supporting documentation to Banco Bradesco no later than June 4, 2026, at 4:00 p.m. (Brasília time). Holders of BDRs may deliver their duly executed instrução de voto together with necessary supporting documentation to Banco Bradesco by mail to Banco Bradesco S.A., at Núcleo Cidade de Deus, VilaYara, s/nº, Osasco, Estado de São Paulo, Brazil, Zip Code 06029-900 – C/O Bradesco Custodia e Serv. Financeiros Operações Internacionais – Fundos Offshore e DRs or by email at bcsf.dr@bradesco.com.br. Portuguese translations of the meeting materials are also available to holders of BDRs at https://www.auraminerals.com/en/investors/ and https://www.gov.br/cvm/pt-br.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before Common Shares are voted at the AGM by submitting a written notice of revocation delivered to the registered and records office of the Company, at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands (Attention: Harneys Corporate Services Limited with copy to George Weston) at any time up to and including the last business day preceding the day of the AGM. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by submitting a written notice of revocation delivered to the bank, brokerage firm, or other nominee holding the Common Shares at least seven days prior to the AGM. Holders of BDRs may revoke or change voting instructions by submitting a written notice of revocation delivered to Banco Bradesco at least two days prior to the AGM.

Nasdaq IPO

On July 16, 2025, the Company completed its U.S. initial public offering of 8,100,510 Common Shares, at a price of US$24.25 per Common Share, and the Common Shares began trading on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “AUGO” (the “Nasdaq IPO”). In connection with the Nasdaq IPO, we became subject to the corporate governance and reporting requirements of the United States Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. The Company seeks to amend and restate its Memorandum and Articles of Association currently in effect (the “Articles”), in order to conform its provisions with the corporate governance requirements set forth by Nasdaq and in compliance with SEC rules and regulations and to make certain other amendments to the Articles, in each case as set out in the proposed Amended and Restated Memorandum and Articles of Association (“Amended Articles”), which can be accessed on the Investor Relations section of the Company’s website at https://www.auraminerals.com/en/who-are-we/#governanca-corporativa.

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PROPOSAL 1:

AS AN ORDINARY RESOLUTION, TO REELECT THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”) FOR THE ENSUING YEAR

The Company seeks shareholder approval for the reelection of the individuals listed below, as directors of the Company, each to serve until the next annual general meeting of shareholders of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Memorandum of Association and Articles of Association of the Company or the provisions of the BVI Business Companies Act, Revised Edition 2020 (the “BVI Act”).

a)	Paulo de Brito
b)	Bruno Mauad
c)	Paulo de Brito Filho
d)	Pedro Turqueto
e)	Richmond Fenn
f)	Stephen Keith

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein.

THE BOARD RECOMMENDS A VOTE “FOR” THE REELECTION THE BOARD FOR THE ENSUING YEAR.

PROPOSAL 2:

AS AN ORDINARY RESOLUTION, TO APPOINT KPMG LLP AND KPMG AUDITORES INDEPENDENTES LTDA., AS THE AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND TO AUTHORIZE THE BOARD TO FIX THEIR REMUNERATION

The Company seeks shareholder approval for the appointment of KPMG LLP and KPMG Auditores Independentes Ltda. (collectively, “KPMG”) as auditor of the Company to hold office until the next annual general meeting of shareholders of the Company or until a successor is appointed, and to authorize the Board to fix the auditor's remuneration.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein.

THE BOARD RECOMMENDS A VOTE “FOR” THE APPOINTMENT OF KPMG LLP AND KPMG AUDITORES INDEPENDENTES LTDA. AS THE AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND THAT THE BOARD BE AUTHORIZED TO SET THE AUDITORS’ REMUNERATION.

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PROPOSAL 3:

AS A SPECIAL RESOLUTION, THAT THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY CURRENTLY IN EFFECT BE AMENDED AND RESTATED BY THE DELETION IN THEIR ENTIRETY AND THE SUBSTITUTION IN THEIR PLACE OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

The Company seeks shareholder approval that the Articles be amended and restated pursuant to Article 8.1 of the Articles by the deletion in their entirety and the substitution in their place of the Amended Articles in the form presented at the AGM, such deletion, amendment and restatement to become effective from the date that the notice of amendment and restatement of the Articles is registered by the Registrar or from such other date as determined pursuant to the BVI Act. A copy of the Amended Articles is available on the Company’s website at https://www.auraminerals.com/en/who-are-we/#governanca-corporativa.

The affirmative vote by the holders of at least two-thirds of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein.

THE BOARD RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2025 annual report to shareholders on Form 20-F containing our audited consolidated financial statements for the year ended December 31, 2025, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://www.auraminerals.com/en/investors/ and on the SEC’s website at www.sec.gov. In addition to the other information included in the Form 20-F, you will find in the Form 20-F biographies for the incumbent members of the Board.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the Board may recommend.

BY ORDER OF THE BOARD Rodrigo Barbosa May 14, 2026

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